Exhibit 99.5

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto acknowledges new Australian Prime Minister’s commitment to open proper negotiations on tax reform
24 June 2010
Rio Tinto is cautiously encouraged by the new Australian Prime Minister’s invitation to the Australian minerals industry to begin full and open engagement on all aspects of tax reform. While it is a positive first step, the Government needs to end the uncertainty affecting the Australian economy as soon as possible.
From the day the Henry Review was announced two years ago, Rio Tinto has supported genuine tax reform that encourages investment, improves Australia’s international competitiveness and maximises jobs growth. Throughout this time the company has remained constructive and cooperative, consistently urging the Government to engage in genuine consultation with the industry to ensure that any tax reform proposals were soundly based.
Rio Tinto has no doubt the Resources Super Profits Tax was flawed policy and that it has already caused damage to Australia’s reputation and the national economy. Rio Tinto believes it is fundamental that the negotiation process:
•	ensures any tax reform proposal is not applied retrospectively; and

•	delivers an effective tax rate that retains Australia’s international competitiveness as an investment destination.
As a sign of good faith, Rio Tinto has suspended its national advertising campaign on the mining tax in line with today’s request by the Prime Minister. Rio Tinto says this commitment is dependent on the Government’s willingness to properly engage on the fundamental principles outlined above.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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